# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chemung Financial Corporation, CIK 0000763563
CUSIP: 164024101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Chemung Canal Plaza, PO Box 1522, Elmira, New York (NY), 14902
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000763563-24-000079
Filed by CIK 0001767803

## Reporting persons
- Fourthstone LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 158,652; sole dispositive power 0; shared dispositive power 158,652; aggregate amount beneficially owned 158,652 (3.33% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone Master Opportunity Fund Ltd: citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 121,505; sole dispositive power 0; shared dispositive power 121,505; aggregate amount beneficially owned 121,505 (2.55% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone GP LLC: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 37,147; sole dispositive power 0; shared dispositive power 37,147; aggregate amount beneficially owned 37,147 (0.78% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone QP Opportunity Fund LP: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,375; sole dispositive power 0; shared dispositive power 36,375; aggregate amount beneficially owned 36,375 (0.76% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone Small-Cap Financials Fund LP: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 772; sole dispositive power 0; shared dispositive power 772; aggregate amount beneficially owned 772 (0.02% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- L. Phillip Stone, IV: citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 158,652; sole dispositive power 0; shared dispositive power 158,652; aggregate amount beneficially owned 158,652 (3.33% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: Chemung Financial Corporation
Address of issuer's principal executive offices: One Chemung Canal Plaza, PO Box 1522, Elmira, NY 14902

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Fourthstone LLC, a Delaware Limited Liability Company and Investment Adviser ("Fourthstone"). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands ("Fourthstone Master Opportunity Fund"), a Delaware Limited Partnership ("Fourthstone QP Opportunity"), a Delaware Limited Partnership ("Fourthstone Small-Cap Financials"), a Delaware Limited Liability Company ("Fourthstone GP, " General Partner of Fourthstone QP Opportunity and Fourthstone Small-Cap Financials), and L. Phillip Stone, IV, a citizen of the United States of America, who is the Managing Member of Fourthstone and Fourthstone GP (each, a "Reporting Person" and, together, the "Reporting Persons"). Fourthstone directly holds 158,652 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is as follows: The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.
Citizenship: See response to Item 4 of each of the cover pages.

## Item 4. Ownership
Amount beneficially owned: Fourthstone LLC acquired the Issuer's shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of influencing the control of the Issuer. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP. L. Phillip Stone, IV, is the Managing Member of Fourthstone LLC and Fourthstone GP and may be deemed to beneficially own securities owned by Fourthstone.The percentages reported in Row 11 of each cover page are based on 4,758,567 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 1, 2024, based on the Issuer's Form 10-Q filed with the SEC on November 7, 2024.
Percent of class: 3.33
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fourthstone LLC: Amy M. Stone, Chief Executive Officer (02/14/2025)
- Fourthstone Master Opportunity Fund Ltd: Amy M. Stone, Chief Executive Officer (02/14/2025)
- Fourthstone GP LLC: L. Phillip Stone, IV, Managing Member of Fourthstone GP LLC (02/14/2025)
- Fourthstone QP Opportunity Fund LP: Amy M. Stone, Chief Executive Officer (02/14/2025)
- Fourthstone Small-Cap Financials Fund LP: Amy M. Stone, Chief Executive Officer (02/14/2025)
- L. Phillip Stone, IV: L. Phillip Stone, IV, Self, Principal owner of Fourthstone LLC (02/14/2025)